March 8, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, DC  20549

Re:	National Beverage Corp. Form 10-K for the Fiscal Year Ended April 30, 2011 Filed July 14, 2011 File No. 001-14170

Dear Ms. Jenkins:

On behalf of National Beverage Corp. (the “Company”), set forth below are the Company’s response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 23, 2012 with respect to the above referenced filing.

For convenience, we have set forth below the Staff’s inquiry in full, followed by our response:

9.  Stock-Based Compensation, page 29

1.
Please tell us how you considered your special cash dividends of $106,314,000 in 2011 and $62,295,000 in determining your expected dividend yield percentage of 4.3% for fiscal 2011 and 4% for fiscal 2010.

Response

The special cash dividend of $106,314,000 paid on February 14, 2011 was not considered in the calculation of the expected dividend yield percentage for FY2011 or FY2010 stock option grants since it was not known at the time the stock options were granted and accounted for.

The special cash dividend of $62,295,000 paid on January 22, 2010 was not considered in the calculation of the expected dividend yield percentage for FY2010 stock option grants since it was not known at the time the stock options were granted and accounted for.  However, it was used as the basis for calculating the expected dividend yield percentage for the FY2011 stock option grants and we believe that such dividend yield was an appropriate estimate of the expected dividends over the term of the stock options granted.

Ms. Tia L. Jenkins
March 8, 2012

10. Commitments and Contingencies, page 31

2.
We note your $11.3 million guarantee for the residual value of certain leased equipment and that the lease term expires in July 2012. Please tell us how you have accounted for this guarantee of residual value under ASC 840-20-25 and ASC 460-10-30-2b specifically addressing whether the payments are included in the rentals charged to expense over the lease term and if you have recognized the estimated fair value of the guarantee liability at the lease inception. Also provide draft disclosure to be included in a future filing that addresses the disclosure requirements in ASC 460-10-50-4, as applicable.

Response

The residual value guarantee was included in our computation of the present value of the minimum lease payments in the determination of the lease classification.  The liability related to the guarantee of the residual value of the leased equipment at the lease inception date was considered immaterial based on a third party evaluation and, accordingly, the liability related to the guarantee was not recognized or disclosed in the financial statements.

Regarding the disclosure of the lease guarantee as required by ASC 460-10-50-4, we respectfully refer the Staff to the disclosure in Note 10 of the Company’s FY2011 Form 10-K:

We have guaranteed the residual value of certain leased equipment in the amount of $11,300,000.  If the proceeds from sale of such equipment are less than the balance required by the lease when the lease terminates in July 2012, the Company shall be required to pay the difference up to such guaranteed amount.

We propose the following additional disclosure for future filings:

The Company expects to have no loss on such guarantee.

********************

Ms. Tia L. Jenkins
March 8, 2012

In addition to the Company’s responses set forth herein above, we also confirm and acknowledge to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions in connection with the foregoing responses, please contact me via e-mail at dmccoy@nationalbeverage.com or via telephone at (954) 581-0922.

Very truly yours, /s/ Dean A. McCoy

Dean A. McCoy Senior Vice President and Chief Accounting Officer